SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Closed Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

DISTRIBUTION AND GUIDANCE OF IOE

TIM PARTICIPAÇÕES S.A. (“Company” or “TPAR) (B3: TIMP3; NYSE: TSU) and its wholly owned subsidiary TIM S.A. (“Subsidiary” or “TSA”) together, in compliance with Article 157 of Law No 6,404 and the provisions of CVM Instruction No 358, hereby informs its shareholders, the market in general and other interested parties that the Company’s Board of Directors approved on the date hereof, July 30th, 2019, the distribution of R$ 368,941,176.47 (three hundred and sixty-eight million, nine hundred and fourty-one thousand, one hundred and seventy-six Reais and forty-seven centavos) as Interest on Shareholders’ Equity (“IOE”), based on the results for the period ended on June 30th, 2019.

The payment will occur until November 14th, 2019, and the date for identification of shareholders entitled to receive such values is August 09th, 2019. Thus, the shares acquired after this date will be ex-Interest on Shareholders’ Equity rights. Further details on the distribution of this amount are available in the Notice to Shareholders released to the market on the date hereof.

The payment approved on the date hereof is part of a projection for the distribution of approximately R$ 1 billion as IOE, refered to the fiscal year to be ended on December 31st, 2019, being attributed to the mandatory minimum dividend for the year and ad referendum of the Annual General Meeting of 2020. The additional distribuitions to the one approved today, within the projected amount, should be paid in the manner and on dates to be determined by Management and timely released to the market.

The Company highlights that such distribution projection is based on reasonable assumptions contained in its Strategic Plan 2019-2021, released to the market on February 21st, 2019, and reflects exclusively the Management's perception of the future of its business and the current and well-known reality of its operations, subject to risks and uncertainties. The distribution projection depends, substantially, on the general conditions of the economy, on market conditions, as well as regulatory conditions, and is subject to changes. The Company has no control over all of the assumptions that guided the definition of the distribution projection presented and, therefore, changes in such assumptions may cause the results to differ from the expectations presented.

Rio de Janeiro, July 30th, 2019.

TIM Participações S.A. Adrian Calaza Chief Financial Officer and Investor Relations Officer	TIM S.A. Adrian Calaza Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 30, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.